Exhibit 99.1

Hallmark third quarter 2018 and Annual R&D Update at Galapagos

•	First nine months financial results:

•	Group revenues increased by €98.7 million to €205.1 million

•	Operating loss decreased by €9.1 million to €53.5 million

•	Net loss decreased by €41.7 million to €44.2 million

•	Cash and cash equivalents on 30 Sept 2018 of €1,343.7 million

•	Substantial R&D progress in Q3:

•	FINCH 2 Phase 3 trial with filgotinib in rheumatoid arthritis met all primary and secondary endpoints, with consistent tolerability

•	TORTUGA Phase 2 with filgotinib met primary endpoint with consistent tolerability in ankylosing spondylitis patients

•	Global collaboration signed with Novartis on MOR106 in atopic dermatitis

•	Annual R&D Update to be held tomorrow at the Yale Club in New York

Webcast presentation to be combined with our Annual R&D Update event tomorrow, 25 October 2018, at 16.15 CET/10:15 AM ET, www.glpg.com, +32 (0)2 404 0659, code 2357358

Mechelen, Belgium; 24 October 2018, 22.03 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces its unaudited Q3 results, which are further detailed in its Q3 2018 report available on the Galapagos website, www.glpg.com.

“This quarter has been particularly exciting, and quite a historical one, for our company,” said Onno van de Stolpe, CEO. “We are very proud of the first positive Phase 3 trial with filgotinib, a compound originating from our proprietary discovery platform. Together with our collaboration partner Gilead, we are looking forward to building out the filgotinib franchise. Further, both our proprietary and our partnered pipeline continue to make swift progress.

“Both in terms of pipeline progress and business development activity, this has been a highly successful quarter” said Bart Filius, CFO and COO of Galapagos. “Moreover, thanks to a successful capital transaction for gross proceeds of €296.2 million, we further strengthened our cash position, which will support our accelerating evolution towards a fully integrated biopharma company.”

Outlook 2018

In Q4, we expect to present more detailed findings from the EQUATOR, TORTUGA, and FINCH 2 trials with filgotinib, including at our R&D Update tomorrow 25 October. We will also present first data and our development strategy with regard to Toledo, our new program in inflammatory indications. We expect to start dosing in the ISABELA (Ph3 IPF ‘1690) and PINTA (Ph2 IPF ‘1205) patient trials. As a result of the recently announced revision of the AbbVie collaboration agreement in CF, we are reducing our expected operational cash burn from the last guided €180-200 million, as mentioned in our H1 2018 report, to €140-160 million in 2018.

Key figures third quarter report 2018 (unaudited)

(€ millions, except basic & diluted loss per share)

	30 Sept 2018 group total	30 Sept 2017 group total
Revenues	205.1	106.4
R&D expenditure	(231.8)	(149.2)
G&A and S&M expenses	(26.8)	(19.7)
Operating loss	(53.5)	(62.6)

Net financial result	9.0	(23.1)
Taxes	0.3	(0.2)
Net result for the period	(44.2)	(85.9)
Basic and diluted loss per share (€)	(0.86)	(1.75)

Cash and cash equivalents	1,343.7	1,218.9

Third quarter report 2018

Galapagos’ financial report for the first nine months ended 30 Sept 2018 can be accessed via www.glpg.com/financial-reports.

Annual R&D Update 2018, conference call and webcast presentation

Galapagos will present its Q3 2018 results and Annual R&D Update to a live audience, with a conference call also open to the public tomorrow, 25 October 2018 at 16:15 CET / 10:15 AM ET, which will also be webcast. To participate in person in the R&D Meeting at the Yale Club in NY, please notify Investor Relations via one of the contact persons below. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 2357358

USA:	+1 929 477 0402
UK:	+44 3303369127
Netherlands:	+31 20 703 8211
France:	+33 1 76 77 22 88
Belgium:	+32 2 404 0659

A question and answer session will follow the presentation. Go to www.glpg.com to access the live audio webcast. The archived webcast, downloadable slide deck, and a transcript will also be available after the call.

Financial calendar

21 February 2019	Full year 2018 results (webcast 22 February 2019)

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos’ pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 712 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

Contacts

Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Sofie Van Gijsel

Director IR

+32 485 19 14 15

ir@glpg.com

Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the guidance from management (including guidance regarding the expected operational cash burn during financial year 2018), financial results, timing and/or results of clinical trials, mechanisms of action and potential commercialization of our product candidates, statements regarding our CF collaboration agreement with AbbVie, interaction with regulators, and build-up and development of commercial operations. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2018 operating expenses may be incorrect (including because one or more of its assumptions underlying its expense expectations may not be realized), that Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.